EXHIBIT 4.9

RETAIL/INSTITUTIONAL ENGAGEMENT AGREEMENT

February 24, 2004

David L. Morash

Chief Operating Officer

Axesstel, Inc.

15373 Innovation Drive

San Diego, CA 92128

Dear Mr. Morash:

This Engagement Agreement (“Agreement”) shall serve to set forth the terms and conditions by which Monico Capital Partners, LLC (“Monico”) will provide financial advisory and other professional services to Axesstel, Inc. (“Company”). Monico will act as the Company’s Placement Agent and assist it in a private offering of its securities (the “Offering”) on a “best efforts” basis, pursuant to the terms and conditions as set forth herein.

1)	Structure of Offering. Monico will act as the Company’s Placement Agent respecting matters relating to the financing of its business, mergers and acquisitions and the offering of the Company’s stock.

The Company proposes, through a Private Placement Memorandum (“PPM”) or other approved financing instrument, to raise a minimum of three million dollars ($3,000,000) of capital through the issuance of newly issued and registered or unregistered common stock, preferred stock, debt, or any combination thereof, on a “best efforts” basis (the “Securities”).

The actual amount, structure and pricing of the proposed transaction will be determined by the Company after consultation with Monico and completion of an analysis of the business and market conditions for such transaction.

2)	Term. This Agreement shall terminate at the earlier of (a) twelve (12) months from the date of execution hereof (the “Effective Date”) or (b) the completion of a Transaction (as defined below), unless earlier terminated in accordance with the immediately following sentence. This entire Agreement is cancelable by either party at any time upon 30 days written notice.

3)	Fees. The Company will pay to Monico, as consideration for the services described herein:

I.	Cash

A cash fee of five and point seven five percent (5.75%) of all amounts up to Thirty (30) million dollars received by the Company in a Transaction for which Monico is entitled to compensation under this Section 3.

A “Transaction” shall include any single transaction or series of combinations of transactions, other than in the ordinary course of trade or business whereby, directly or indirectly, control of an interest of the Company or any of its businesses or assets is transferred for Consideration (as defined below) to any other party, their nominees, assignees, or affiliates. A Transaction shall include, without limitation, a sale or exchange of capital stock or assets, loans, guarantees or assumption of indebtedness, leases of assets with or without purchase options, a merger or consolidation, a tender or exchange offer, leveraged buyout, the formation of a joint venture, minority investment or partnership or any similar transaction; Consideration shall mean the sum of (i) cash, (ii) market value of securities or interests, and (iii) indebtedness for money loaned or borrowed (including guarantees and pension liabilities) assumed in connection with a Transaction.

II.	Warrants

Five (5) year warrants (the “Warrants”) for the purchase of an equity interest of the Company equal to (a) five percent (5%) of up to $4 million of the Securities subject to a Transaction, and (b) two percent (2%) of the Securities in excess of $4 million, including but not limited to securities issued, to be issued through exercise of a convertible instrument and/or exercisable warrants. The Warrants shall be exercisable at the per share price of securities sold in this transaction. The shares underlying the Warrants will have standard piggyback registration rights and a cashless exercise provision.

All forms of compensation set forth in this Section 3 are payable to Monico only with respect to any completed Transaction by and between the Company and any person or entity (including their affiliates) as a result of an introduction of such person or entity to the Company by Monico during the term of this Agreement and for the period ending six months thereafter, after giving effect to any and all extensions to this Agreement. The persons and entities that have been introduced to the Company by Monico as of the date of this Agreement are listed on Exhibit A hereto and Monico shall update Exhibit A on a [weekly] basis to reflect any new introductions. Monico shall have no right to any compensation for any completed Transaction with the parties listed on Exhibit A hereto, as periodically updated by the Company.

4)	Expenses: The Company is responsible for all costs related to this Offering, including without limitation the preparation and production of a PPM, legal fees, printing and reproduction costs, accounting and other professional services, Blue Sky registration fees, road show and travel related expense and miscellaneous out-of-pocket expenses incurred in connection with this engagement. The Company will be required to pay for all expenses in advance by either providing for direct billing to the Company or Company’s credit card. All expenses must be pre-approved by the Company and reimbursement of Monico’s expenses are conditioned upon the provision of underlying documentation as reasonably requested by the Company. Expenses due Monico will be deducted from the proceeds of a Closing and are subject to applicable charges pursuant to Section 6.

The Company will pay the cost of a background check of any or all of the Company’s officers and key management that Monico reasonably determines necessary to conduct. The Company will not be responsible for the due diligence expenses from interested investors.

5)	Late Fees and Finance Charges: All fees earned and expenses incurred by Monico that are not received by Monico by the respective due dates are subject to a late fee and interest will be charged at the rate of 1.5% per month on all outstanding balances. In the event that an account becomes delinquent, Monico employs the same prudent collection procedures as other businesses and if it becomes necessary to file suit or to engage a collection agency for the collection of any fees and/or costs, the Company shall pay all related costs and expenses, including reasonable attorneys’ fees should Monico prevail on its claims.

6)	Non-Exclusive Agency: Monico is hereby engaged as the Company’s non-exclusive agent respecting all investment banking related services, as may be required by the Company for the term of this Agreement. During the term of this Agreement, the Company has the ability to negotiate with other underwriters, investment bankers, firms or any other persons or entity regarding any private or public offering of the Company’s securities.

7)	Representations and Warrants. The Company represents and warrants to Monico that: the Company will not cause or knowingly permit any action to be taken in connection with the Offering which violates the Securities Act of 1933 or any state securities laws; the Company will cooperate with Monico so as to permit the transaction to be conducted in a manner consistent with the applicable state and federal securities laws; that all information and statements provided by the Company and included in, but not limited to the PPM, business plan, correspondence and any and all collateral material will be true and correct; that the PPM will not be misleading or violate the anti-fraud provisions of the Securities and Exchange Act of 1934; that the Company is not aware of any reason to believe that any member of the Company’s current management, as disclosed to Monico, will not continue in place after the Offering for a reasonable period of time; there will be included in the PPM financial statements of the Company for the last three fiscal years or for such shorter period as the Company was in existence and the latest unaudited comparative quarterly or other interim financial statements; the financial statements will fairly reflect in all material respects the financial condition of the Company and the results of its operations at a time and for the periods covered by such financial statements, and such statements will be substantially as heretofore represented to Monico ; the Company does not know of any undisclosed facts adversely affecting the PPM or the transaction; the Company will immediately disclose to Monico, in writing, any new facts as they may arise that may adversely affect the PPM or the transaction; the Company will prepare and deliver to Monico its most recent estimate of sales, earnings, and cash flow and agrees to update those estimates on a monthly basis during the term of the Agreement. The Company agrees to indemnify and hold Monico and its attorneys, accountants, agents and employees, officers and directors, free and harmless from any liability, cost and expense, including attorneys’ fees in the event of a breach of this representation and warranty.

8)	Indemnification. In consideration of the services to be provided by Monico under this Agreement, the Company shall:

Indemnify and hold harmless Monico and any of its directors, officers, employees, consultants or agents (each individually an “Indemnified Person”) from and against any losses, claims, damages or liabilities to which such Indemnified Person may become subject arising out of our in connection with the rendering of services by Monico hereunder, except to the extent that such losses, claims, damages or liabilities are determined in judicial rulings to have primarily resulted from the gross negligence or willful misconduct of such Indemnified Person and reimburse such Indemnified Person for reasonable legal and other expenses as they are incurred, that arise in connection with investigating, preparing to defend or defending any lawsuit, claim or proceeding and any appeals therefrom arising in any manner out of or in connection with the rendering of services by Monico, provided, however that in the event a final judicial determination is made to the effect specified above, such Indemnified Person will promptly remit to the Company any amounts reimbursed under the section.

The Company and Monico agree that (i) the indemnification and reimbursement commitments set forth above shall apply whether or not such Indemnified Person is a named party to any such lawsuit, claim or other proceeding; and (ii) promptly after receipt by Monico or the transaction; the Company will immediately disclose to Monico, in writing, any new facts as they may arise that may adversely affect the PPM or the transaction; This indemnification shall survive any termination of this Agreement.

9)	Conditions of Performance by the Placement Agent. Notwithstanding anything to the contrary set forth hereinabove, the performance of the obligations of Monico as provided in this Agreement is specifically subject to and conditioned upon the completion of in-depth investigative procedures, with satisfactory reports of the Company, its directors and officers as well as the Company’s operations and general performance (also referred to as “due diligence” procedures). Monico will determine, in its sole discretion, the determination and interpretation of any and all information provided as a result of said due diligence procedures.

10)	Successors. This Agreement is binding upon the parties hereto and their respective permissible assigns, successors, heirs and personal representatives, and shall inure to their benefit.

11)	Assignment. Neither this Agreement nor any right pursuant hereto nor interest herein shall be assignable by any of the parties hereto without the prior written consent of the other parties hereto, except as expressly permitted herein.

12)	Governing Law. This Agreement shall be governed and construed and enforced in accordance with the laws of the State of California applicable to Agreements to be entered into and entirely performed in such State.

13)	Costs and Attorneys’ Fees. If any action, suit, arbitration proceeding or other proceeding is instituted arising out of these Agreement, the prevailing party shall recover all of such party’s costs, including, without limitation, the court costs and attorneys’ fees incurred therein, including any and all appeals or petitions therefrom. As used herein, “attorneys’ fees” shall mean the full and actual costs of any legal services actually rendered in connection with the matters involved, calculated on the basis of the usual fee charged by the attorneys performing such services.

14)	Waiver and Amendment. No waiver, amendment or modification of any provision of this Agreement shall be effective unless consented to by both parties in writing. No failure or delay by either party in exercising any rights, power or remedy under this Agreement shall operate as a waiver of such right, power or remedy. Any terms and/or conditions of this Agreement may be waived at any time, pursuant to this section, but a waiver in one instance shall not be deemed to constitute a waiver in any other instance.

15)	Severability. In the event that any provision of this Agreement shall be held to be invalid, illegal or unenforceable in any circumstances, the remaining provisions shall nevertheless remain in full force and effect and shall be construed as if the unenforceable portions were deleted.

16)	Section Headings; Defined Terms. Numbered and titled section headings and defined terms are for convenience only and shall not be construed as amplifying or limiting any of the provisions of this Agreement.

17)	Entire Agreement. This Agreement and any exhibits herein incorporated and attached hereto supersede all prior and contemporaneous negotiations and agreements (whether written or oral) and constitute the entire understanding among the parties.

Please confirm that the foregoing correctly sets forth your understanding of our agreement and return one executed copy of this Agreement to our office at 1801 Century Park East, Suite 1901, Los Angeles, CA 90067.

Very truly yours,

MONICO CAPITAL PARTNERS, LLC.

By:	/s/ Christopher MacIntyre
Christopher MacIntyre, Managing Director

Accepted and agreed to this          day of                     , 2004, Los Angeles, California.

Axesstel, Inc.

By:	/s/ David Morash
David Morash, Chief Operating Officer

Enclosure: Exhibits A & B

Exhibit A

Parties Introduced to Axesstel by Monico

Exhibit B

Parties for Which Monico is Not Eligible for Compensation